SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Cavalier Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

None
(CUSIP Number)

Leo Mentzelopoulos
c/o Cavlier Holdings, Inc.
2808 East North Street, Ste. 27
Greenville, SC 29615
_______________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 76009U104	13D	Page 2 of 5 Pages
1		NAMES OF REPORTING PERSONS: Leo Mentzelopoulos I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ࿆ (b) ࿆
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ࿆
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,000,000
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿆
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 5 Pages
SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Cavalier Holdings, Inc., whose principal executive offices are located at c/o Cavlier Holdings, Inc., 2808 East North Street, Ste. 27, Greenville, SC 29615 (the “Issuer”).

Item 2. Identity and Background

(a) The name of the reporting person is Leo Mentzelopoulos (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Cavlier Holdings, Inc., 2808 East North Street, Ste. 27, Greenville, SC 29615.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is business entrepreneur in South Carolina with over twenty years experience in the restaurant/food and wine industry located at c/o Cavlier Holdings, Inc., 2808 East North Street, Ste. 27, Greenville, SC 29615.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On February 7, 2007, the Reporting Person acquired directly from the Issuer 4,000,000 shares of Common Stock at an aggregate purchase price of $5,299. The source of funding for this purchase was through personal funds.

Page 4 of 5 Pages

Item 4. Purpose of Transaction

The Reporting Person purchased 4,000,000 shares of Common Stock for investment purposes.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 4,000,000 shares of Common Stock, representing 100.0% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10-SB filed March 28, 2007.)

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 4,000,000 shares of Common Stock owned by the Reporting Person.

(c) The 4,000,000 shares of Common Stock reported herein were acquired by the Reporting Person effective February 7, 2007.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,000,000 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the  Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2007	By:	/s/ Leo Mentzelopoulos
Leo Mentzelopoulos